Morgan Stanley Dividend Growth Securities Inc.
Results of Special Shareholder Meeting

On August 1, 2006, a Special Meeting of Shareholders of the Fund
was scheduled in order to vote on the following proposals:
(i) to elect Directors;
(ii) to eliminate certain fundamental investment restrictions;
(iii) to modify certain fundamental investment restrictions; and
(iv) to reclassify certain fundamental policies as non-fundamental policies.
The proposals failed to obtain the quorum necessary in order to hold the meeting, and, therefore, the meeting was adjourned until
August 23, 2006 and later adjourned to September 27, 2006, to permit further solicitation of proxies.